UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 24, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 24th, 2021

DATE, TIME AND PLACE: March 24th, 2021, at 10.00 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo and Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Agostino Nuzzolo and Carlo Filangieri.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To resolve on the amendment proposal of the Company’s Code of Ethics and Conduct; (4) To resolve on the Internal Audit’s 2021 Work Plan; (5) To acknowledge on the status of the Adjustment of Conduct Term between the Company and ANATEL – Agência Nacional de Telecomunicações; (6) To resolve on the Company’s Risk Appetite definition and to acknowledge on the Company’s Risk Indicators; (7) To acknowledge on the Company’s financial strategy and to resolve on the related financial operations; and (8) Presentation on the results of the Board of Directors’ 2020 Annual Self-Assessment Questionnaire.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on March 23rd, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 24th, 2021

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on March 23rd, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR;

(3) Approved the amendment of the Company's Code of Ethics and Conduct, in accordance with the proposal presented and based on the favorable evaluation of the CCR, registered at its meeting held on March 23rd, 2021.

(4) Approved the Internal Audit’s Annual Plan for the year 2021, based on the favorable assessment of the Statutory Audit Committee registered at its meeting held on March 23rd, 2021, and according to the material presented by Mr. Alberto Ragazzini, Director of the Company's Internal Audit area.

(5) Acknowledged on the compliance with certain obligations derived from the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the Agência Nacional de Telecomunicações - ANATEL, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020.

(6) Approved the Risk Appetite definition of the Company, under the Risk Management program for the year of 2021, according to the material presented by Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and Mr. Gustavo Brantes, representative of the Risk Management area, and based on the favorable assessments of the CCR, recorded at its meeting held on March 23rd, 2021, and acknowledged on the Risk Tolerance Indicators that will be monitored throughout the 2021 cycle.

(7) After the presentation made by Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, the Board Members took no acknowledged on and authorized the Company's management to proceed with the negotiations necessary to put into practice the financial strategy presented, and approved (i) the contracting of external loans indexed in foreign or national currency (Law No. 4,131, of September 3, 1962) in the aggregate amount in national currency equivalent to up to R$4,000,000,000.00 (four billion Reais), to be entered into by the Company, for a term of up to four (4) years and with all related costs duly indicated in the supporting material presented; and (ii) the contracting of the respective swap contracts, to be entered into by the Company, with the objective of hedging the exchange and/or interest rate risk, as well as the contracting of the other accessory operations to carry out the operations mentioned in items (i) and (ii), such as the contracting of foreign exchange operations for inflow of funds originating from the loans and payments dealt with in item (i) above. The contracts may be signed with one or more banks, up to the established limit, and may or may not occur depending on market conditions, as per the material presented. The members of the Board of Officers and/or the Company's attorneys-in-fact are authorized to perform all acts and take all necessary and required steps to sign the loan agreement(s) and other related instruments necessary for the operation in question. This authorization will be valid for the next twelve (12) months.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 24th, 2021

(8) Acknowledged on the results of the Self-Assessment Questionnaire, answered by the members of the Board of Directors, for the year 2020, and discussed the results and possible adjustments to the 2021 Work Plan, to improve their activities.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 24th, 2021.

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 24, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer